February 9, 2016

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Division of Corporate Finance

Pamela A. Long, Assistant Director

100 F Street, NE

Washington, D.C. 20549

Re: HD View 360 Inc.

Pre-effective Amendment 2 to Registration Statement on Form S-1 Filed February 9, 2016

File No. 333-208826

Dear Ms. Long:

On behalf of HD View 360 Inc., a Florida corporation (the “Company”), we submit our responses to the comments of the staff (the “Staff”) of the Securities & Exchange Commission (the “Commission”) dated February 9, 2016, to the Company’s Registration Statement on Form S-1 (File No. 333-208826) (the “Registration Statement”) originally filed with the Commission on January 29, 2016, in connection with the registration for resale of the Company’s common stock (“Common Stock”). In connection with these responses, the Company is filing an Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) via EDGAR.

GENERAL

Staff Comment 1

1. We note that Josh Mattey, James T. Park, Safe Harbor Equity 10 LLC, Lee Jason Steinberg, and Graciela Zanotti have been added to the Registration Statement as selling stockholders and that you sold the securities being offered for resale to them after you filed the Registration Statement on December 31, 2015. We note also that an additional 4,167 shares of common stock are being registered for resale by Margaret Edwards and that you sold these securities to Ms. Edwards after you filed the Registration Statement on December 31, 2015. Since it appears that the offerings are concurrent, that is, the private offerings made to selling stockholders after December 31, 2015 and the pendency of the Registration Statement filed on December 31, 2015, provide us your analysis on whether the offerings should be integrated. See Release No. 33-8828.

 Company Response to Staff Comment 1

1. We have revised our disclosure to reflect that Josh Mattey, James T. Park, Safe Harbor Equity 10 LLC, Lee Jason Steinberg, and Graciela Zanotti were offered the investment in our common shares prior to December 31,2015. We have revised our disclosure to reflect that Margaret Edwards was offered her second investment in our common shares prior to December 31, 2015. Each of the foregoing persons confirmed in writing that he or she had a substantial pre-existing relationship with us, made his or her investment decision prior to our filing of this Registration Statement and did not purchase the shares as a result of our filing of this Registration Statement.

 Pursuant to the guidance set forth in Release No. 33-8828, the determination of whether to integrate a private offering with a registered public offering is made “based on a consideration of whether the investors in the private placement were solicited by the Registration Statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.” Notably, in the case of concurrent public and private offerings, the five factor test set forth in paragraph (a) of Rule 502 under the Securities Act of 1933, as amended, does not apply. See Compliance and Disclosure Interpretations, Securities Act Sections 139.25. Accordingly, the Commission’s guidance focuses solely on the manner in which the investors in the private offering were solicited, rather than on the nature of the financing, when determining whether integration is appropriate.

In this case, the investors were not solicited by means of the Registration Statement and they provided written representations confirming that their investment decision was made prior to the filing of the Registration Statement. Each became interested in the private placement through a substantive pre-existing relationship with the Company. Each investor was offered the private placement shares prior to the filing of the Registration Statement, and made their investment decision prior to such time which is the date a general solicitation pursuant to the Registration Statement may be deemed to have commenced. The Company did not rely in any manner on the information contained in the Registration Statement as means for promoting the private placement to the investors and the investors did not make the decision to invest as a result of the Registration Statement.

For the foregoing reasons, we believe that the investors purchase of the private placement shares should not be integrated with the registered public offering and that Section 4(2) remains an available exemption for the private placement.

Staff Comment 2

2. We note your reference to Rule 457(e) that you made in response to comment 3 in our January 27, 2016 letter. Please note that Rule 457(e) is for offerings to existing securities whereas your offering is by existing security holders. It appears that the appropriate reference for an offering of this type, where you have identified the number of shares that you are registering and the proposed offering price, should be to Rule 457(a). Please revise.

Company Response to Staff Comment 2

2. We have updated the Registration Statement to reflect that we are registering and the proposed offering price, should be based on Rule 457(a).

PROSPECTUS’ OUTSIDE FRONT COVER PAGE

Staff Comment 3

3. Specify in the penultimate paragraph the page on which the risk factors section begins. Revise similarly “Risk Factors” under “The Offering” on page 6.

Company Response to Staff Comment 3

3. We have updated the Registration Statement to reflect the page numbers as requested.

EXECUTIVE COMPENSATION, PAGE 32

Staff Comment 4

4. Refer to comment 14 in our January 27, 2016 letter. Revise the first paragraph under “Executive Compensation” and the caption “Outstanding Equity Awards at Fiscal Year-End December 31, 2014” to indicate that the tables include information for the fiscal year ended December 31, 2015. Please also clarify whether the $121,340 of other compensation was paid to Empire Limited Partner, controlled by Mr. Dennis Mancino, in 2015, as indicated in the table, or in 2014, as indicated in the footnote.

Company Response to Staff Comment 4

4. We have updated the Registration Statement to reflect that we have revised the first paragraph under “Executive Compensation” and the caption “Outstanding Equity Awards at Fiscal Year-End December 31, 2014” and December 31, 2015. We also reflect that the $121,340 of other compensation was paid to Empire Limited Partner, in 2015.

EXECUTIVE COMPENSATION, PAGE 32; CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 35

Staff Comment 5

5. Refer to comment 15 in our January 27, 2016 letter. We note that you removed disclosure relating to commissions on sales paid to Mr. Dennis Mancino directly or to Empire Limited Partner, an entity controlled by Mr. Mancino, during the nine months ended September 30, 2015. As requested previously, update the disclosure to include information for the entire fiscal year ended December 31, 2015.

Company Response to Staff Comment 5

5. We have updated the Registration Statement to include information for the entire fiscal year ended December 31, 2015.

FINANCIAL STATEMENTS, PAGES F-1 THROUGH F-10

Staff Comment 6

6. Please move your financial statement pages into the body of the prospectus.

Company Response to Staff Comment 6

6. We have moved our financial statement pages into the body of the prospectus.

NOTES TO FINANCIAL STATEMENTS, PAGE F-6

Staff Comment 7

7. Please amend your filing to disclose in the footnotes the amount of product revenue and the amount of service (installation) revenue for each period presented. Refer to ASC 280-10-50- 40 for guidance.

Company Response to Staff Comment 7

7. We have updated the Registration Statement to reflect in the footnotes, the amount of product revenue and the amount of service (installation) revenue for each period presented.

EXHIBIT 5.1

Staff Comment 8

8. Revise the first paragraph to state that the Registration Statement was filed on December 31, 2015.

Company Response to Staff Comment 8

8. We have revised Exhibit 5.1 as requested.

COMPANY ACKNOWLEDGMENT

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dennis Mancino

Dennis Mancino, Chief Executive Officer

-5-